Exhibit 12.1

GULF SOUTH PIPELINE COMPANY, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$88.2	$110.1	$95.3	$131.5	$91.1
Amortization of capitalized interest	1.2	1.1	1.1	1.0	1.0
Fixed charges	48.0	52.0	50.2	51.1	61.7
Capitalized interest	(2.3)	(1.0)	(1.9)	(2.6)	(1.3)
Total earnings	$135.1	$162.2	$144.7	$181.0	$152.5

Fixed Charges:
Interest expense, net of capitalized interest	$42.8	$47.6	$44.6	$45.1	$57.0
Capitalized interest	2.3	1.0	1.9	2.6	1.3
Implicit interest in rents	2.9	3.4	3.7	3.4	3.4
Total fixed charges	$48.0	$52.0	$50.2	$51.1	$61.7
Ratio of earnings to fixed charges	2.81x	3.12x	2.88x	3.54x	2.47x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations; plus fixed charges; plus amortization of capitalized interest; less capitalized interest; and

“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.